THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, you should consult your stockbroker, banker, accountant, attorney or other professional adviser immediately.

Action required

1. If you have disposed of your ordinary shares in JD Group Limited ("JD Group"), please forward this document to the stockbroker, banker or other agent through whom the disposal was effected.
2. If you are the registered holder of certificated JD Group shares or you hold de[...] u are unable to attend the general meeting of JD Group members to be held in the boardroom, 11th Fl[...] Monday, 11 August 2003 and wish to be represented at the meeting, you should complete and return t[...] uctions contained in the form of proxy so as to be received by the transfer secretaries, Computershare [...] 51, Marshalltown, 2107) by no later than 09:00 on Thursday, 7 August 2003.
3. If you hold your JD Group shares (whether certificated or dematerialised) t[...] arrangement with your nominee or, if applicable, your Central Securities Depository Participant or b[...] or to enable your votes in respect of your JD Group shares to be cast at the general meeting by that [...]

   If you do not hold your dematerialised JD Group ordinary shares in your ow[...] ur voting instructions in terms of the custody agreement entered into with your CSDP or stockbroker.[...] ill need to request your CSDP or stockbroker to provide you with the necessary authority to attend a[...]



5. **If you hold less than 100 dematerialised JD Group ordinary shares at the close of business on Friday, 29 August 2003 and you do not timeously instruct your CSDP or stockbroker as to what action you wish to take, your JD Group ordinary shares will be sold. You must not return the attached form of election (blue) to the transfer secretaries. Your instructions must be sent to your CSDP or stockbroker in terms of the custody agreement entered into between you and your CSDP or stockbroker.**
6. **If you are a registered holder of less than 100 certificated JD Group ordinary shares at the close of business on Friday, 29 August 2003 and you do not complete and return the attached form of election (blue) in accordance with the instructions contained therein by 12:00 on Friday, 29 August 2003 your JD Group ordinary shares will be sold.**
7. This entire circular and the forms incorporated therein are available on the Internet and can be accessed via **www.jdg.co.za**. Shareholders are encouraged to make use of this facility in order to facilitate the timeous receipt of shareholder instructions by the company's transfer secretaries.

JD
GROUP

JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group" or "the company")

CIRCULAR TO JD GROUP SHAREHOLDERS

regarding:

- **amendments to The JD Group Employee Share Incentive Scheme ("scheme") trust deed;**
- **an odd lot offer;**
- **an amendment to JD Group's articles of association for purposes of the odd lot offer; and**
- **a specific authority for the company to repurchase its shares for purposes of the odd lot offer;**

and incorporating:

- **a notice convening a general meeting of members;**
- **a form of proxy for the general meeting;**
- **a form of election; and**
- **a form of surrender.**

Investment bank and joint sponsor

GENSEC | BANK
Gensec Bank Limited
(Reg No 1996/004744/06)

Joint sponsor

JPMorgan

Attorneys

Feinsteins
ATTORNEYS
Established 1934
(Levy, Feinsteins & Associates Inc)
(Registration number 1995/001716/21)

Consultants to the scheme

CLS
CLS Consulting Services (Pty) Limited
(Registration number: 1999/014204/07)

Shareholders may complete their forms and issue instructions electronically on www.jdg.co.za

Date of issue: 18 July 2003

Corporate information

Secretary and registered office

M I Jaye (CA)SA
11th Floor, JD House
27 Stiemens Street
Braamfontein, 2001
(PO Box 4208, Johannesburg, 2000)

Attorneys

Feinsteins
(Levy, Feinsteins & Associates Incorporated)
(Registration number 1995/001716/21)
10th Floor, JD House
27 Stiemens Street, Braamfontein, 2001
(PO Box 8210, Johannesburg, 2000)

Consultants to the scheme

CLS Consulting Services (Pty) Limited
(Registration number 1999/014204/07)
851 Schoeman Street
Arcadia, Pretoria, 0083
(PO Box 21043, Valhalla, 0137)

Investment bank and joint sponsor

Gensec Bank Limited
(Registration number 1996/004744/06)
3A Summit Road
Dunkeld West
Johannesburg, 2196
(PO Box 411420, Craighall Park, 2024)

Joint sponsor

JP Morgan
(Registration number 1995/011/815/06)
1 Fricker Road, Illovo, Johannesburg, 2194
(Private Bag X9936, Sandton, 2146)

Transfer secretaries

Computershare Limited
(Registration number 2000/006082/06)
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

IN NAMIBIA

Transfer secretaries

Transfer Secretaries (Pty) Limited
(Registration number 93/713)
Shop 12
Kaiserkrone Centre
Windhoek
(PO Box 2401, Windhoek, Namibia)

Sponsoring broker

Simonis Storm Securities (Pty) Limited
(Registration number 96/421)
Suite C
152 Robert Mugabe Avenue
Windhoek
(PO Box 3970, Windhoek, Namibia)

Register to receive email alerts when new investor information becomes available from JD Group.

go to www.jdg.co.za


iPROXY

Online proxy voting and shareholder instructions processed by:

www.iproxy.co.za

Table of contents

Copies of this circular may be obtained from the registered office of JD Group whose address is set out in the "Corporate Information" section of this circular.

Salient features

These salient features provide an outline of the amendments to the scheme and odd lot offer and should be read in conjunction with the circular as a whole. The definitions commencing on page 5 of this circular have, where appropriate, been used in these salient features.

1. Amendments to the scheme

1.1 Introduction

1.1.1 The scheme trust deed dated 4 March 1996, was approved and adopted by the directors of JD Group on 29 March 1996. The trust deed was amended by special resolution on 31 January 2001. It has since become outdated in many respects such as in relation to the short periods in which shares under the scheme may be traded, the long release periods of shares under the scheme, method of payment for shares under the scheme and provisions in the trust deed which are not in line with current legislation, STRATE and the JSE Listings Requirements.

1.1.2 In particular, the amendments of the provisions of the scheme relating to the trading and release periods will result in shares becoming available to new employees who will participate in the scheme.

1.1.3 It was decided to revise the scheme to meet the above requirements in relation to scheme shares in the company and to bring it in line with current legislation, STRATE and the new JSE Listings Requirements.

1.2 Amendments

The following amendments have been made to the trust deed:

1.2.1 the requirement that options (and a right and option as defined in the trust deed) have to be exercised by written notice of at least 14 days prior to the last business day of a calendar quarter has been amended to make provision that the said options may be exercised at any time by written notice to the company secretary. The reason for this is that the current requirement that options can only be exercised within 14 days notice prior to the last business day of a calendar quarter, substantially shortens the period in which options can be exercised. Closed periods will still apply in terms of the scheme rules;

1.2.2 the requirement that the exercise of an option is to be accompanied by payment of the option price unless switched to a credit sale has been deleted. The reason for this is that it places an unnecessary burden on participants, which may also have tax implications;

1.2.3 references to share certificates are outdated in view of STRATE and have been deleted;

1.2.4 the provisions in the scheme relating to alternative equity instruments have been deleted and the provisions relating to switching mechanisms have been reduced. The reason for this is that these provisions are not being used fully and therefore all of them are not necessary;

1.2.5 the trust deed has been amended, where necessary, to fully comply with Schedule 14 of the JSE Listings Requirements;

1.2.6 the provisions in the trust deed relating to an offer price at a discount have been revised to make provision for a discount of 10% for new employees and not 15% on the closing price at which shares were traded on the JSE at close of business on the trading day immediately preceding the offer date. The reason for this is to lessen the tax implications that the discount may have;

1.2.7 the release periods of scheme shares have been shortened as well as the period in which options must be exercised. The reason for this is to increase the availability of scheme shares to employees who will also participate in the scheme;

1.2.8 the trust deed has been amended to increase the number of shares available for the scheme from 10% of issued capital to 15% of issued capital. The reason for this is also to increase the availability of scheme shares for employees; and

1.2.9 the procedures to be followed on death, retirement and retrenchment have been amended. The reason for this is that the present procedures have been found to be outdated and burdensome.

2. The odd lot offer

2.1 Introduction

As at the last practicable date, approximately 6 500 out of a total of approximately 9 400 registered shareholders and beneficial holders held fewer than 100 shares. These registered shareholders and beneficial holders hold approximately 129 000 shares representing 0,08% of the issued ordinary share capital of JD Group. In order to reduce the substantial administrative costs connected with this large number of registered shareholders and beneficial holders, the directors have proposed, subject to the fulfilment of the condition precedent set out in paragraph 4 below, the implementation of an odd lot offer in terms of which all odd lot holders recorded in the register at the close of business on Friday, 29 August 2003 are offered the opportunity to:

2.1.1 subscribe for a sufficient number of additional JD Group shares at the offer price in order to increase their odd lot holdings to 100 shares ("subscription alternative"); or

2.1.2 sell their odd lot holdings to JD Group at the offer price ("cash alternative"); or

2.1.3 retain their odd lot holdings, subject to paragraph 2.2 below.

Shareholders are advised that the last day to trade in order to participate in the odd lot offer will be Friday, 22 August 2003. Any odd lot holder who sells a portion of his shares or acquires additional shares after Friday, 22 August 2003 will still be treated as an odd lot holder for purposes of the odd lot offer.

The election period for the odd lot offer opens for acceptance at 09:00 on Friday, 18 July 2003 and will close at 12:00 on Friday, 29 August 2003. The transaction costs (including stamp duties and uncertificated securities tax) will not be for the account of the odd lot holder.

2.2 Compulsory sale of odd lot holdings

The odd lot holdings of odd lot holders who elect the cash alternative or who do not make an election will be acquired by JD Group in terms of section 85 of the Companies Act at the offer price. Any repurchase made by JD Group will be treated as a specific repurchase.

2.3 Offer price

The offer price per share will be the volume weighted average traded price of JD Group shares on the JSE over the five trading days ended Tuesday, 5 August 2003. The offer price will be published on SENS and on www.jdg.co.za on Wednesday, 6 August 2003 and in the press on Thursday, 7 August 2003.

3. General meeting

A general meeting of members will be held at 09:00 on Monday, 11 August 2003 in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg for the purpose of considering and, if deemed fit, passing the special and ordinary resolutions required to proceed with the amendment to the scheme and the odd lot offer.

4. Condition precedent

The odd lot offer is subject to the fulfilment of the condition precedent that the ordinary and special resolutions relating to the odd lot offer, contained in the notice of general meeting which forms part of this circular are duly passed, and that the special resolutions are registered by the Registrar of Companies.

Salient dates and times

	2003
Election period for the odd lot offer opens at 09:00 on	Friday, 18 July
Offer price determined on	Tuesday, 5 August
Offer price published on SENS and on www.jdg.co.za on	Wednesday, 6 August
Offer price published in the press on	Thursday, 7 August
Forms of proxy for the general meeting of members to be received by the transfer secretaries by 09:00 on	Thursday, 7 August
General meeting of members to be held at 09:00 on	Monday. 11 August
Results of general meeting published on SENS and on www.jdg.co.za on	Monday, 11 August
Results of general meeting published in the press on	Tuesday, 12 August
Last day to trade in order to participate in the odd lot offer	Friday, 22 August
Odd lot holders entitled to trade in their JD Group shares to be issued pursuant to the odd lot offer on	Monday, 25 August
Election period for the odd lot offer closes at 12:00 on	Friday, 29 August
Forms of election for the odd lot offer (together with the relevant documents of title/cheque/banker's draft, as applicable) to be received by the transfer secretaries by 12:00 on (see note 3 below)	Friday, 29 August
Record date to determine the shareholders entitled to participate in the odd lot offer at the close of business on	Friday, 29 August
Implementation of the odd lot offer takes effect after close of business on	Friday, 29 August
Results of the odd lot offer published on SENS and on www.jdg.co.za on	Monday, 1 September
New share certificates in respect of those certificated odd lot holders electing the subscription alternative and cheques in respect of the sale by certificated odd lot holders of odd lot holdings posted to certificated shareholders against surrender of existing documents of title on (see note 4 below)	Monday, 1 September
Accounts of dematerialised shareholders maintained by CSDP or stockbroker debited or credited and updated on	Monday, 1 September

Notes:

1. The above dates and times are subject to change. Any changes will be published on SENS, on www.jdg.co.za and in the press.
2. Shareholders may not dematerialise or rematerialise their shares between Monday, 25 August 2003 and Friday, 29 August 2003, both dates inclusive.
3. Dematerialised odd lot holders are required to notify their duly appointed CSDP or stockbroker of their odd lot offer election in the manner and time stipulated in the custody agreement governing the relationship between an odd lot holder and his CSDP or stockbroker.
4. In the case of holders of certificated shares, new share certificates or cheques (as applicable) will be posted on Monday, 1 September 2003, or within five business days after the receipt of such documents of title by the transfer secretaries, whichever is the later.

Definitions and interpretation

In this circular and its appendices, unless otherwise stated or the context otherwise indicates, the words in the first column shall have the meanings stated opposite them in the second column and the words in the singular shall include the plural and vice versa, words importing natural persons shall include corporates and associations of persons and an expression denoting any gender shall include the other genders.

"articles of association"	the articles of association of JD Group;
"beneficial holder"	a holder of the beneficial interest in dematerialised shares who is recorded in the beneficial shareholder records maintained by a CSDP;
"beneficial odd lot holder"	a beneficial holder of fewer than 100 dematerialised shares at the close of business on Friday, 29 August 2003, through a nominee shareholder;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"cash alternative"	the right of odd lot holders to sell their odd lot holdings to JD Group at the offer price;
"certificated shares"	shares which have not been dematerialised and which are evidenced by share certificates or other physical documents of title;
"CSDP"	Central Securities Depository Participant;
"dematerialised shares"	shares which have been dematerialised and incorporated into STRATE and which are no longer evidenced by share certificates or other physical documents of title;
"directors" or "board"	the board of directors of JD Group;
"documents of title"	share certificates, certified transfer deeds, balance receipts and any other acceptable documents of title to shares;
"general meeting"	the general meeting of members to be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein at 09:00 on Monday, 11 August 2003 convened in terms of the notice of meeting included in this circular;
"iProxy"	an Internet based shareholder information dissemination and secure proxy voting service operated by INCE (Pty) Limited on behalf of the JD Group and its shareholders;
"JD Group"	the company and its subsidiaries;
"JD Group" or "the group" or "the company"	JD Group Limited (registration number 1981/009108/06), a public company incorporated in South Africa and listed on the JSE and NSX;
"JSE"	the JSE Securities Exchange South Africa;
"last practicable date"	the last practicable date prior to the finalisation of this circular, being Monday, 30 June 2003;
"nominee shareholder"	a registered shareholder of dematerialised shares who is not the owner of the beneficial interest in such shares;
"NSX"	the Namibian Stock Exchange;

"odd lot holders"	each registered shareholder holding fewer than 100 shares, in aggregate, and each nominee shareholder holding fewer than 100 dematerialised shares on behalf of any beneficial holder, in both cases, at the close of business on Friday, 29 August 2003;
"odd lot holding"	shareholding of fewer than 100 shares held by a registered holder or held by a nominee shareholder on behalf of a beneficial holder in both cases at the close of business on Friday, 29 August 2003;
"odd lot offer"	collectively, the cash alternative, the subscription alternative and the retention of shares by an odd lot holder;
"offer price"	the volume weighted average traded price of the JD Group ordinary shares on the JSE over the five trading days ended Tuesday, 5 August 2003;
"registered holder"	a holder of shares registered as such in the register of JD Group;
"scheme shares"	any shares acquired by the trustees in terms of the scheme;
"scheme"	The JD Group Employee Share Incentive Scheme (number IT3300/96) established to enable employees of JD Group to acquire shares in the company to provide them with incentives to advance the Group's interests and to promote an identity of interests with shareholders;
"SENS"	the Securities Exchange News Service of the JSE;
"shareholders" or "members"	holders of shares;
"shares"	ordinary shares having a par value of five cents each in the ordinary share capital of JD Group;
"South Africa"	the Republic of South Africa;
"STRATE"	STRATE Limited, the share custody and settlement system introduced by the JSE for all share transactions concluded on the JSE;
"subscription alternative"	the right of odd lot holders to subscribe for a sufficient number of additional shares at the offer price in order to increase their odd lot holdings to 100 shares;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"the Companies Act"	the Companies Act, 1973 (Act 61 of 1973), as amended;
"the new JSE Listings Requirements"	the 2003 JSE Listings Requirements which becomes effective on 1 September 2003;
"this circular"	this circular, dated 18 July 2003, including all annexures thereto, the notice of general meeting, form of proxy, form of election and form of surrender;
"transfer secretaries"	Computershare Limited (registration number 2000/006082/06);
"trust deed"	the Trust Deed of the scheme; and
"trustees"	those persons who from time to time hold the position of trustees in respect of the scheme.



JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group")

Directors

I D Sussman BCom *(Executive Chairman)*
H C Strauss *(Managing)*
J L Bezuidenhout BCom LLB
G Völkel BAcc CA(SA)
M E King SC BA LLB (cum laude) H Dip Tax Law *
Dr D Konar BCom HDipAcc MAS CertTaxLaw DCom CA(SA) *
I S Levy Dip Law †
M Lock BCom CA(SA) *
M J Shaw CA(SA) *

*Independent non-executive
†Non-executive

Circular to JD Group shareholders

1. Introduction

The purpose of this circular is to inform JD Group members of the general meeting convened to consider and, if deemed fit, to pass the resolutions necessary to amend the scheme and implement the odd lot offer.

2. Amendments to the scheme

2.1 Introduction

The scheme trust deed dated 4 March 1996 was approved and adopted by the directors of JD Group on 29 March 1996. The trust deed was amended by special resolution on 31 January 2001. It has since become outdated in many respects such as in relation to the short periods in which shares under the scheme may be traded, the long release periods of shares under the scheme, the method of payment for shares under the scheme and provisions in the trust deed, which are not in line with current legislation, STRATE and the JSE Listings Requirements.

In particular, the amendments of the provisions of the scheme relating to the trading and release periods will result in shares becoming available to new employees who will participate in the scheme.

It was decided to revise the scheme to meet the above requirements in relation to scheme shares in the company and to bring it in line with current legislation, STRATE and the new JSE Listings Requirements.

2.2 Amendments

The following amendments have been made to the trust deed:

2.2.1 the requirement that options (and a right and option as defined in the trust deed) have to be exercised by written notice of at least 14 days prior to last business day of a calendar quarter has been amended to make provision that the said options may be exercised at any time by

written notice to the company secretary. The reason for this is that the current requirement that options can only be exercised within 14 days notice prior to the last business day of a calendar quarter, substantially shortens the period in which options can be exercised. Closed periods will still apply in terms of the scheme rules;

2.2.2 the requirement that the exercise of an option is to be accompanied by payment of the option price unless switched to a credit sale has been deleted. The reason for this is that it places an unnecessary burden on participants which may also have tax implications;

2.2.3 references to share certificates are outdated in view of STRATE and have been deleted;

2.2.4 the provisions in the scheme relating to alternative equity instruments have been deleted and the provisions relating to switching mechanisms have been reduced. The reason for this is that these provisions are not being used fully and therefore all of them are not necessary;

2.2.5 provisions relating to the amendment of the scheme have been amended to fully comply with Schedule 14 of the JSE Listings Requirements. The remainder of the trust deed complies with the new JSE Listings Requirements;

2.2.6 the provisions in the trust deed relating to an offer price at a discount have been revised to make provision for a discount of 10% and not 15% on the closing price at which shares were traded at close of business on the JSE on the trading day immediately preceding the offer date. The reason for this is to lessen the tax implications that the discount may have;

2.2.7 the release periods of scheme shares have been shortened as well as the period in which options must be exercised. The reason for this is to increase the availability of scheme shares to employees who will also participate in the scheme;

2.2.8 the trust deed has been amended to increase the number of shares available for the scheme from 10% of issued capital to 15% of issued capital. The reason for this is also to increase the availability of scheme shares for employees; and

2.2.9 the procedures to be followed on death, retirement and retrenchment have been amended. The reason for this is that the present procedures have been found to be outdated and burdensome.

2.3 Salient features of the amended scheme

2.3.1 Purpose

The scheme is intended as an incentive to present and future employees (including executive and non executive directors) of JD Group to render services to the company by giving them the opportunity to acquire ordinary shares in and enabling them to share in the wealth of the company.

2.3.2 Shares available to the scheme

The number of ordinary shares for which the options may be granted shall not, in the aggregate, exceed 25 000 000 shares which will represent approximately 15% of the company's present issued share capital.

The aggregate number of shares that may be acquired by any one participant in terms of this scheme shall not exceed 2 500 000 shares in the company, being approximately 1,5% of the present issued ordinary share capital of the company.

2.3.3 Option price

The price per share payable by a participant upon the exercise of share options in terms of this scheme, shall be an amount equal to 90% of the closing price at which shares of the company are traded at the close of business on the JSE on the trading day immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Each share option shall confer the right on the holder thereof to subscribe for or purchase one share at the option price.

2.3.4 Exercise of share options

Share options may not be exercised, until after a period, calculated from the date of acceptance of the offer as follows:

2.3.4.1 more than two years shall have elapsed, in which event not more than 25%;

2.3.4.2 more than three years shall have elapsed, in which event not more than 50%, cumulatively;

2.3.4.3 more than four years shall have elapsed, in which event not more than 75%, cumulatively; and

2.3.4.4 more than five years shall have elapsed, in which event all of the relevant share options may be exercised, but within seven years, provided that the board may, subject to the lapsing of a share option, permit exercise dates contemplated above to be anticipated or postponed to such other date/s and to the extent determined by the board.

2.3.5 Share options granted in respect of unissued shares

Date of grant	**Price* (cents)**	**Number of shares**
24 June 1996	1 879	871 680
28 August 1996	1 785	21 000
20 August 1997	2 763	248 000
5 November 1997	2 763	108 000
2 February 1998	2 932	48 000
2 September 1998	1 403	821 800
1 June 1999	2 809	94 000
4 October 1999	2 907	758 000
25 May 2000	2 984	3 300 000
22 November 2000	2 848	1 880 000
2 May 2001	2 720	800 000
30 July 2001	2 962	200 000
30 May 2002	1 428	2 130 000
20 February 2003	1 619	1 880 000
		13 160 480

*Closing price on the JSE on the day preceding the offer. The participants have 14 days from the date of offer to accept the option.

2.3.6 The JD Group Limited Share Incentive Trust

JD Group currently has two share incentive schemes in operation, namely the scheme referred to in paragraphs 2.3.1 to 2.3.4 above and The JD Group Limited Share Incentive Trust.

No further shares will be made available to The JD Group Limited Share Incentive Trust.

The following share options have been granted in respect of issued shares;

Date of grant	**Price (cents)**	**Number of shares**
4 October 1999	3 418	637 956
These options become exercisable as follows		
On or after 5 October 2002		127 591
On or after 5 October 2003		127 591
On or after 5 October 2004		382 774
		637 956

The scheme referred to in paragraphs 2.3.1 to 2.3.4 above, has effectively replaced The JD Group Limited Share Incentive Trust and accordingly the salient features of the latter have not been disclosed.

3. Odd lot offer

3.1 Introduction

As at the last practicable date, approximately 6 500 out of a total of approximately 9 400 registered shareholders and beneficial holders held less than 100 shares. These registered shareholders and beneficial holders collectively held a total of approximately 129 000 shares representing only 0,08% of the ordinary issued share capital of JD Group. In order to reduce the substantial recurring administrative costs connected with this large number of registered shareholders and beneficial holders in an equitable manner, the board has proposed, subject to the fulfilment of the condition precedent set out in paragraph 3.4 below, the implementation of the odd lot offer to facilitate the reduction in the number of odd lot holdings.

3.2 Offer price

The offer price per share will be the volume weighted average traded price of JD Group ordinary shares on the JSE over the five trading days ended Tuesday, 5 August 2003. The offer price will be published on SENS and on www.jdg.co.za on Wednesday, 6 August 2003 and in the press on Tuesday, 7 August 2003.

3.3 Record date

Holders of less than 100 ordinary shares who are recorded in the register of JD Group at the close of business on Friday, 29 August 2003, and nominee shareholders holding fewer than 100 ordinary dematerialised shares on behalf of any beneficial holder recorded as such in the relevant beneficial shareholder records maintained by a CSDP at the close of business on Friday, 29 August 2003, are entitled to participate in the odd lot offer.

3.4 Condition precedent

The implementation of the odd lot offer is subject to the fulfilment of the condition precedent that the ordinary and special resolutions contained in the notice of general meeting attached to this circular are duly passed, and that the special resolutions are registered by the Registrar of Companies.

3.5 Amendment to the articles of association

The reason for the special resolutions referred to in paragraph 3.4 above is to provide a mechanism to facilitate the reduction, in an equitable manner, in the number of registered shareholders who hold fewer than 100 JD Group ordinary shares and the numbers of holders of beneficial interests in fewer than 100 JD Group ordinary shares. The effect of the special resolution is to amend JD Group's articles of association accordingly.

3.6 The last day to trade

Shareholders are advised that the last day to trade in order to participate in the odd lot offer will be Friday, 22 August 2003. Any odd lot holder who sells a portion of his or her shares or acquires additional shares after Friday, 22 August 2003 will still be treated as an odd lot holder for the purposes of this odd lot offer.

3.7 Mechanism

3.7.1 Odd lot offer

3.7.1.1 The odd lot offer opens for acceptances at 09:00 on Friday, 18 July 2003 and will close at 12:00 on Friday, 29 August 2003. All odd lot holders will be afforded the opportunity to participate in the odd lot offer. Odd lot holders may, up to 12:00 on Friday, 29 August 2003 elect to:

3.7.1.1.1 subscribe for a sufficient number of additional JD Group shares at the offer price in order to increase their odd lot holdings to 100 shares ("the subscription alternative"); or

3.7.1.1.2 sell their odd lot holdings to JD Group at the offer price ("the cash alternative"); or

3.7.1.1.3 retain their odd lot holdings, subject to paragraph 3.7.1.4 below.

3.7.1.2 The odd lot holdings of the odd lot holders who elect the cash alternative or who do not make an election will be repurchased at the offer price by JD Group in terms of section 85 of the Companies Act. Any such repurchase will be regarded as a specific repurchase, in terms of the JSE Listings Requirements and funded by available cash resources.

3.7.1.3 JD Group will issue shares to those odd lot holders who elect the subscription alternative, at the offer price, in terms of a specific issue of shares for cash. These shares will be issued from the treasury shares held by a subsidiary of JD Group.

3.7.1.4 **The odd lot holdings of those odd lot holders who do not elect either the subscription alternative or to retain their odd lot holdings will be acquired by JD Group.**

3.7.2 Election procedure

Odd lot holders may elect to participate in the odd lot offer as described in paragraph 3.7.1. The election by odd lot holders is irrevocable and may not be withdrawn once exercised.

3.7.2.1 Certificated odd lot holders should complete the attached form of election (blue) in accordance with the instructions contained therein and return it to the transfer secretaries, to be received by 12:00 on Friday, 29 August 2003. Alternatively shareholders may register to act electronically by accessing www.jdg.co.za. Forms of election sent by post to the transfer secretaries or completed electronically will not be accepted after 12:00 on Friday, 29 August 2003. The form of election must be accompanied by the relevant documents of title in respect of the odd lot holder's entire shareholding.

3.7.2.2 Dematerialised odd lot holders must **not** return the form of election (blue) to the transfer secretaries. Instead they must timeously advise their CSDP or stockbroker as to which election they wish to make. This should be done in terms of the agreement entered into between them and the CSDP or stockbroker.

3.7.2.3 If a certificated odd lot holder has elected the subscription alternative, a cheque or banker's draft in South African currency for the amount required to subscribe for the additional shares at the offer price must accompany the notification of the election. Transaction costs (including stamp duty and uncertificated securities tax) will not be for the account of the odd lot holder or beneficial holder.

3.7.2.4 The form of election and, in the case of odd lot holders electing the subscription alternative, the cheque (crossed and marked "not transferable" and with the "or bearer" deleted) or a banker's draft (drawn on a registered commercial bank) in favour of "JD Group: Odd Lot Offer" for the amount due (payable in the currency of South Africa) must either be:

lodged by hand with:
Computershare Limited
70 Marshall Street
Johannesburg
2001

or posted to:
Computershare Limited
PO Box 61051
Marshalltown
2107

so as to reach the transfer secretaries by 12:00 on Friday, 29 August 2003. Forms of election sent by post to the transfer secretaries will not be accepted after 12:00 on Friday, 29 August 2003.

3.7.2.5 **Nominee shareholders must provide the transfer secretaries as soon as possible with a "beneficial shareholders" list, by number of shares and by name, certified as being correct, to allow the transfer secretaries to confirm the number of shares to be issued to or purchased from such nominee shareholders in order to allow beneficial holders to participate in the odd lot offer.**

3.7.2.6 In the case of certificated odd lot holders, new share certificates reflecting any increase in shareholdings will be posted by registered post. Cheques or electronic transfers in respect of the sale of odd lot holdings will be posted or effected, on Monday, 1 September 2003 or within five business days of the receipt of documents of title by the transfer secretaries, whichever is the later at the risk of such odd lot holders. Holders of dematerialised ordinary shares will have their safe custody accounts with their CSDP or stockbroker credited or debited and updated on Monday, 1 September 2003.

3.7.2.7 No interest will be paid on cheques not deposited or amounts held, pending the surrender of documents of title of those odd lot holders who have not dematerialised their shares.

3.7.2.8 Shareholders of holdings of less than 100 shares which arise after the close of business on Friday, 29 August 2003, i.e. shares that have not been bought or sold after Friday, 22 August 2003, will not be able to participate in the odd lot offer and these shareholders will retain their shares.

3.8 Surrender procedure

3.8.1 Odd lot holders who have dematerialised their shares do not hold share certificates and consequently there is no surrender procedure applicable to them. Any change as a result of the implementation of the odd lot offer in the number of shares held by the odd lot holders who have dematerialised their shares will automatically be recorded in the relevant odd lot holder's account with the CSDP or stockbroker selected by that odd lot holder.

3.8.2 Subject to the implementation of the odd lot offer, it will be necessary for certificated odd lot holders to submit all existing documents of title, save for those odd lot holders who elect to retain their odd lot holdings.

3.8.3 To facilitate the timeous receipt by the odd lot holders who have elected the subscription alternative, odd lot holders who have not dematerialised their shares and who do not wish to deal in their shares before Friday, 22 August 2003 should surrender their documents of title under cover of the attached form of surrender (pink) to the transfer secretaries.

3.8.4 All documents of title received by the transfer secretaries by 12:00 on Friday, 29 August 2003 will be processed and new certificates will be despatched by registered post on Monday, 1 September 2003 at the risk of the odd lot holders concerned or within five business days of receipt of the existing documents of title. Cheques or electronic transfers in respect of the sale of odd lot holdings will be posted/electronically transferred to odd lot holders on Monday, 1 September 2003 or within five business days after the surrender of their documents of title, whichever is the later.

3.8.5 Documents of title received and any monies payable will be held in trust by the transfer secretaries pending the passing of the necessary ordinary and special resolutions at the general meeting, and the registration of the special resolutions by the Registrar of Companies. In the event of the odd lot offer not being implemented for any reason whatsoever, the transfer secretaries will return the documents of title and, if applicable, monies paid to the odd lot holders concerned by registered post within five business days of the date upon which it becomes known that the odd lot offer will not be implemented, at the risk of such odd lot holders. No interest will be paid on these monies.

3.8.6 If any documents of title of odd lot holders who have not dematerialised their shares have been lost or destroyed and the odd lot holder concerned produces evidence to this effect to the satisfaction of the transfer secretaries, then the transfer secretaries may dispense with the surrender of such existing documents of title against provision of an acceptable indemnity.

3.8.7 Receipts for the surrender of documents of title of odd lot holders who have not dematerialised their shares will be issued only on request. In compliance with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts if required.

3.8.8 Odd lot holders who do not make an election and beneficial odd lot holders who do not timeously instruct their CSDP or stockbroker on their behalf should note that their odd lot holdings will be sold and, in the case of certificated odd lot holders, their documents of title will have no value after Friday, 29 August 2003 other than to receive the proceeds of the sale of such shares at the offer price upon surrender.

3.9 Effect on JD Group's share capital

The odd lot offer, including any issue of shares or repurchase of shares by JD Group pursuant to the odd lot offer, will have no material effect on JD Group's ordinary share capital. The maximum number of shares that could be repurchased by JD Group in terms of the odd lot offer is approximately 521 000 and all shares repurchased will be cancelled in terms of section 85 of the Companies Act.

3.10 Financial effects

The odd lot offer, including any issue of shares or repurchase of shares by JD Group pursuant to the odd lot offer, will have no material effect on JD Group's earnings per share, net asset value per share or the tangible net asset value per share.

4. Share capital

The authorised and issued share capital of JD Group at the last practicable date is as follows:

	Rand
Authorised	
250 000 000 ordinary shares of 5 cents each	12 500 000
Issued	
166 507 000 ordinary shares of 5 cents each	8 325 350
Share premium	1 760 559 285

5. Major shareholders

As at the last practicable date JD Group's records reflected that the following JD Group shareholders held 5% or more of the issued share capital of JD Group:

	JD Group shares	Percentage of JD Group issued share capital
FirstRand Bank Limited	42 318 928*	25
Old Mutual Asset Managers	33 484 405	20
RMB Asset Managers	27 442 874	16
Investec Asset Managers	16 669 388	10
Sanlam Investment Managers	12 917 156	8

*FirstRand Bank Limited is in the process of disposing approximately 35 million shares of its holding to a syndicate led by German investor Claas Daun.

6. Directors' interests in securities

As at the last practicable date the directors had the following interests in the share capital of JD Group:

	Direct	Indirect	Total shares
I D Sussman	–	200 000	200 000
H C Strauss	–	100 000	100 000
J L Bezuidenhout	–	100 000	100 000
G Völkel	8 000	15 000	23 000
M E King	–	2 428	2 428
I S Levy	–	2 428	2 428

Refer to Annexure 2 for details of share options.

7. Working capital of JD Group

Having considered the possible effects of the odd lot offer and the potential specific repurchase for cash by JD Group, the directors are of the following opinion:

7.1 JD Group will be able, in the ordinary course of business, to pay their debts as they become due for a period of 12 months from the date of this circular;

7.2 The assets of JD Group will be in excess of the liabilities of JD Group for a period of 12 months from the date of this circular, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 August 2002;

7.3 The share capital and reserves of JD Group and the JD Group will be adequate for a period of 12 months from the date of this circular; and

7.6 The working capital of JD Group will be adequate for a period of 12 months from the date of this circular.

The funds required by JD Group to effect the potential acquisition of ordinary shares in terms of the odd lot offer will be obtained from available resources.

8. Exchange Control Regulations

The following is a summary of the South African Exchange Control Regulations. If in doubt, shareholders should consult their professional advisers without delay.

8.1 Emigrants from the common monetary area

Cash arising from the sale of odd lot holdings is not freely transferable from South Africa and must be dealt with in terms of the Exchange Control Regulations. All applications by emigrants using blocked rand to purchase sufficient additional shares at the offer price to increase their odd lot holdings to 100 shares must be made through the South African authorised dealer controlling the shareholder's blocked assets. A "non resident" endorsement will be stamped on every new share certificate or share statement issued to a shareholder who is an emigrant from the common monetary area. Certificates or statements will be forwarded to the authorised dealer through whom the payment was made for control in terms of the Exchange Control Regulations, in instances where shares were acquired with blocked rand. As may be applicable, a cheque in respect of cash arising from the sale of odd lot holdings or a new share certificate or share statement, will be forwarded to the authorised dealer in foreign exchange in South Africa controlling the shareholder's blocked assets.

The attached form of election (blue) makes provision for details of the authorised dealer concerned to be given.

All CSDPs and brokers with whom shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

8.2 All other non residents of the common monetary area

Cash arising from the sale of odd lot holdings will, at the election of the non resident shareholder concerned, be dealt with as follows:

8.2.1 a cheque for the amount due will be posted or electronically transferred to the authorised bank in South Africa nominated by the shareholder, it being incumbent upon the shareholder to instruct the nominated authorised bank as to the disposal of the amount concerned; or

8.2.2. a banker's draft for the amount due in the currency of the shareholder's choice will be purchased by JD Group on the instruction and at the expense of the shareholder at the rate of exchange ruling at close of business on Monday, 1 September 2003 or the receipt of the instruction, whichever is the later. The draft will be posted to the shareholder in accordance with paragraph 3.8.4.

The attached form of election (blue) makes provision for details of the authorised bank concerned to be given.

A "non resident" endorsement will be stamped on every new share certificate or share statement issued by the transfer secretaries to a shareholder whose registered address is outside the common monetary area. The new share certificate or share statement will be forwarded to the shareholder concerned in accordance with paragraph 3.8.4.

All CSDPs and brokers with whom shares have been dematerialised should note that they are required to comply with the South African Exchange Control Regulations set out above.

8.3 Failure to provide information

If the information regarding authorised dealers and banks is not given in terms of paragraphs 8.1 or 8.2, the share certificates or share statements and any cash will be held for the shareholders concerned pending receipt of the necessary information or instruction. No interest will be paid on any cash so held.

9. Share price history

The price history of the JD shares as traded on the JSE, as at the last practicable date, is summarised in Annexure 1 to this circular.

10. Directors' responsibility statement

The directors, whose names are given on page 7 of this circular, collectively and individually accept full responsibility for the accuracy of the information given in this circular, certify that to the best of their knowledge and belief there are no other facts the omission of which would make any statement false or misleading and that they have made all reasonable enquiries to ascertain such facts.

11. Litigation statement

There are no legal or arbitration proceedings which may have, or have had in the past 12 months, a material effect on the financial position of JD Group. The board is not aware of any such proceedings that are pending or threatened.

12. Material changes

Other than the effect of the odd lot offer as disclosed in this circular and the acquisition of all the shares of Profurn Limited, the directors report that no material changes in the assets or liabilities of JD Group have taken place since JD Group's results for the 12 months ended 31 August 2002.

13. Recommendation

The directors believe that the amendments to the scheme and the odd lot offer will be beneficial to the Group and accordingly recommend that shareholders vote in favour of the resolutions necessary for the amendments to the scheme and the implementation of the odd lot offer.

14. Notice of general meeting of JD Group shareholders

14.1 A general meeting of JD Group members will be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein at 09:00 on Monday, 11 August 2003, for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions required to proceed with the amendments to the scheme and the odd lot offer

14.2 A notice convening the general meeting and a form of proxy (green) for use by JD Group members who are unable to attend the general meeting are attached to and forms part of this circular.

14.3 Registered holders of certificated JD Group shares and holders of dematerialised JD Group shares in their own name who are unable to attend the general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy (green) in accordance with the instructions contained in the form of proxy so as to be received by the transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 09:00 on Thursday, 7 August 2003.

14.4 Holders of JD Group shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker, to enable them to attend and vote at the general meeting or to enable their votes in respect of their JD Group shares to be cast at the general meeting by that nominee or a proxy or a representative.

14.5 If you do not hold your dematerialised JD Group ordinary shares in your own name, you must provide your CSDP or stockbroker with your voting instructions in terms of the custody agreement entered into with your CSDP or stockbroker. If you wish to attend the general meeting in person, then you will need to request your CSDP or stockbroker to provide you with the necessary authority to attend and vote your shares.

15. Documents available for inspection

The following documents, or copies thereof, will be available for inspection by JD Group shareholders during normal business hours at the registered office of JD Group from Friday, 18 July 2003 up to and including Monday, 11 August 2003:

15.1 the memorandum and articles of association of JD Group;

15.2 a signed copy of this circular;

15.3 the audited annual financial statements of JD Group for each of the past three financial years and the reviewed interim results for the six months ended 28 February 2003;

15.4 directors' service contracts;

15.5 The JD Group Employee Share Incentive Scheme trust deed incorporating all amendments; and

15.6 the written letters of consent of the financial advisors, attorneys and transfer secretaries named in this circular to act in those capacities, which consents have not been withdrawn prior to publication.

16. Letter of consent from professional advisors

The investment banker, sponsors, attorneys, consultant and transfer secretaries of JD Group have consented in writing to act in the capacities stated in this document and have not, prior to the publication of this circular, withdrawn this consent.

By order of the board

M I JAYE *CA(SA)*
Company Secretary

18 July 2003

Price history of JD Group shares on the JSE

The highest, lowest and closing prices and the volumes at which JD Group shares traded on the JSE, as at the last practicable date, are set out below:

Date	High (cents)	Low (cents)	Volume
Quarter ended			
30 September 2001	4 100	2 790	10 299 947
31 December 2001	4 000	2 500	20 996 081
31 March 2002	3 250	1 300	16 379 572
30 June 2002	1 940	1 400	18 469 176
30 September 2002	1 825	1 440	20 180 902
31 December 2002	2 455	1 580	15 515 506
31 March 2003	2 180	1 875	8 857 444
30 June 2003	2 750	1 880	16 606 011
Month ended			
31 July 2002	1 825	1 700	8 141 530
31 August 2002	1 800	1 550	4 799 910
30 September 2002	1 680	1 440	7 239 462
31 October 2002	1 879	1 580	9 483 765
30 November 2002	2 455	1 879	3 159 055
31 December 2002	2 400	2 050	2 872 686
31 January 2003	2 180	2 060	1 957 368
28 February 2003	2 180	1 875	2 886 257
31 March 2003	2 050	1 900	4 013 819
30 April 2003	2 380	1 880	3 367 084
31 May 2003	2 360	2 100	7 125 807
30 June 2003	2 750	2 300	6 113 120
Daily			
19 May 2003	2 140	2 100	37 975
20 May 2003	2 130	2 120	93 420
21 May 2003	2 120	2 109	2 210 842
22 May 2003	2 180	2 100	378 916
23 May 2003	2 230	2 175	341 371
26 May 2003	2 340	2 230	751 065
27 May 2003	2 340	2 260	380 543
28 May 2003	2 320	2 300	28 824
29 May 2003	2 325	2 300	54 493
30 May 2003	2 360	2 325	195 167
02 June 2003	2 370	2 340	110 956
03 June 2003	2 460	2 300	265 179
04 June 2003	2 451	2 430	251 514

Date	High (cents)	Low (cents)	Volume
Daily			
05 June 2003	2 495	2 450	213 888
06 June 2003	2 575	2 490	172 871
09 June 2003	2 640	2 570	103 001
10 June 2003	2 550	2 500	202 800
11 June 2003	2 525	2 450	123 695
12 June 2003	2 500	2 470	687 217
13 June 2003	2 575	2 500	84 864
17 June 2003	2 625	2 550	86 789
18 June 2003	2 625	2 570	70 828
19 June 2003	2 750	2 550	626 445
20 June 2003	2 702	2 600	24 388
23 June 2003	2 610	2 575	103 499
24 June 2003	2 550	2 475	481 484
25 June 2003	2 500	2 380	58 730
26 June 2003	2 475	2 441	245 371
27 June 2003	2 550	2 475	1 289 824
30 June 2003	2 550	2 480	909 777

Source: I-Net Bridge.

Directors' share options

Name	Offer date	Options held at year end	Exercise price R	Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/ market price R	Sale/ market value R	Gain R
Executive directors										
I D Sussman	24/06/96	240 000	18,79							
	02/09/98	200 000	14,03							
	04/10/99	137 956	34,18[(a)]							
	25/05/00	1 000 000	29,84							
	20/02/03	500 000	16.19							
		2 077 956								
H C Strauss	24/06/96	50 000	18,79							
	02/09/98	104 000	14,03							
	04/10/99	100 000	34,18[(a)]							
	25/05/00	700 000	29,84							
	20/02/03	300 000	16.19							
		1 254 000								
J L Bezuidenhout	24/06/96	30 000	18,79							
	02/09/98	48 000	14,03							
	04/10/99	100 000	34,18[(a)]							
	25/05/00	500 000	29,84							
	20/02/03	210 000	16.19							
		888 000								

Name	Offer date	Options held at year end	Exercise price R	Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/ market price R	Sale/ market value R	Gain R
G Völkel	24/06/96	12 000	18,79	8 000	15/12/01	14,03	112 240	26,57	212 560	100 320
	20/08/97	6 000	27,63							
	05/11/97	30 000	27,63							
	02/09/98	24 000	14,03							
	04/10/99	20 000	29,07							
	04/10/99	70 000	34,18[(a)]							
	25/05/00	350 000	29,84							
	20/02/03	210 000	16.19							
		722 000		8 000						100 320
Non-Executive Directors										
M E King	02/05/01	200 000	27,20							
D Konar	02/05/01	200 000	27,20							
I S Levy	02/05/01	200 000	27,20							
M Lock	02/05/01	200 000	27,20							
M J Shaw	30/07/01	200 000	29,62							

Options granted by The JD Group Employee Share Incentive Scheme may be exercised in tranches of 20% after two years from the offer date and 20% every year thereafter.

a = Options granted by The JD Group Limited Share Incentive Trust which are exercisable as to 20% after three years, 40% cumulatively after four years and the remainder after five years from the offer date.



JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group" or "the company")

Notice of general meeting

Notice is hereby given that a general meeting of members of the company will be held at 09:00 on Monday, 11 August 2003 in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein ("the general meeting") for the purpose of considering and, if deemed fit, passing with or without modification, the resolutions set out below, in the manner required by the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act").

1. Special Resolution Number 1

"Resolved as a special resolution that, subject to the approval by the requisite number of shareholders, the articles of association of the company be and are hereby amended by the inclusion of the following new article 151:

"151 Odd lot offers

If, upon the implementation of an odd lot offer by the company, or pursuant to or following any odd lot offer made by the company which is unconditional, in accordance with the rules and requirements of the JSE, there are members who hold less than 100 shares in the company or members who hold less than 100 shares on behalf of a person who owns the beneficial interest in such shares ("odd lots") then unless such shareholders have either elected to retain their odd lots, to sell their odd lots or to increase their odd lots to holdings of 100 shares in accordance with the terms of the odd lot offer made by the company, the directors shall, with the approval of an ordinary resolution of members passed at a general meeting, be entitled to cause the odd lots to be sold and the company shall account to such members for the proceeds attributable to them pursuant to the sale of such odd lots."

The reason for special resolution number 1 is to provide a mechanism to facilitate the reduction, in an equitable manner, in the number of registered shareholders who hold fewer than 100 JD Group ordinary shares and the numbers of holders of beneficial interests in fewer than 100 JD Group ordinary shares. The effect of the special resolution is to amend JD Group's articles of association accordingly.

2. Special Resolution Number 2

"Resolved as a special resolution that, subject to the passing and registration of special resolution number 1 proposed at the meeting convened to propose this special resolution and subject to not less than 75% of shareholders present in person or by proxy and entitled to vote at the general meeting at which this special resolution is proposed, but excluding:

- controlling shareholders (as defined in the listings requirements of the JSE Securities Exchange South Africa ("listings requirements");
- their associates (as defined in the listing requirements);
- any party acting in concert with such controlling shareholders or their association; and
- any shareholders participating in the acquisition of shares pursuant to this special resolution and regarded in terms of the listings requirements as not being public,

voting in favour of this special resolution, JD Group be and is hereby authorised as a specific approval, in terms of section 85 of the Act, and in terms of the rules and requirements of the JSE Securities Exchange South Africa ("the JSE"), to repurchase, at the offer price (being the volume weighted average traded price of JD Group ordinary shares on the JSE over the five trading days ended Tuesday, 5 August 2003, the JD Group ordinary shares contemplated to be repurchased by JD Group in terms of or pursuant to the odd lot offer contained in the circular to shareholders dated 18 July 2003."

The reason for and effect of special resolution number 2 is to authorise JD Group to make the repurchases of JD Group ordinary shares contemplated to be repurchased by JD Group in terms of or pursuant to the odd lot offer contained in the circular to shareholders dated 18 July 2003.

3. Ordinary Resolution Number 1

"Resolved that, subject to the passing and registration of special resolution numbers 1 and 2 proposed at the meeting convened to consider this ordinary resolution, the odd lot offer contained in the circular to shareholders dated 18 July 2003 ("the odd lot offer") be and is hereby approved and the directors of the company be and are hereby authorised to cause the odd lot holdings referred to in such circular to be sold pursuant to the odd lot offer."

4. Ordinary Resolution Number 2

"Resolved that the amended deed of trust embodying the JD Group Employee Share Incentive Scheme, which has been tabled at this meeting and signed by the Chairman for the purposes of identification, be and is hereby adopted."

5. Ordinary Resolution Number 3

"Resolved that any one director of the company and/or the Company Secretary be and they are hereby authorised to do all such things and sign all such documents and take all such actions, as they consider necessary or requisite to give effect to special resolutions numbers 1 and 2 and ordinary resolutions numbers 1 and 2 above."

Voting and proxies

On a show of hands, every member of the company who (being an individual) is present in person or by proxy at the general meeting or which (being a company or body corporate) is represented thereat by a representative appointed pursuant to section 188 of the Act, shall have one vote and, on a poll, every member of the company present in person (whether an individual or a company or other body corporate) or represented by proxy at the general meeting, shall have one vote for every share of which he is the registered holder.

A member entitled to attend and vote at the general meeting may appoint one or more persons as his proxy to attend, speak and vote in his stead. A proxy need not also be a member of the company.

A form of proxy (green) is attached for the convenience of any member who cannot attend the general meeting, but who wishes to be represented thereat. In order to be valid, duly completed forms of proxy or the electronic equivalent, must be received by the transfer secretaries of the company, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 09:00 Thursday, 7 August 2003.

By order of the board

M I JAYE CA(SA)
Company Secretary

18 July 2003

PRINTED BY INCE (PTY) LTD



JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group")

Form of proxy

For the general meeting – (Refer to note 3)

Holders of dematerialised ordinary shares, other than those with "own name" registration, must inform their CSDP or broker of their intention to attend the general meeting and request their CSDP or broker to issue them with the necessary authorisation to attend the general meeting in person or provide their CSDP or broker with their voting instructions should they not wish to attend the general meeting in person.

For use by the registered holders of certificated shares and the holders of dematerialised JD Group shares in their own name at the general meeting of JD Group to be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein at 09:00 on Monday, 11 August 2003.

I/We ______________________________

of ______________________________ E-mail address: ______________________________

Telephone: (Work) area code (   ) ______________ Telephone: (Home) area code (   ) ______________

being a member/members of JD Group Limited and entitled to [   ] votes, hereby appoint

1. ______________________________ or failing him/her,

2. ______________________________ or failing him/her,

3. the chairman of the meeting,

as my/our proxy to vote on my/our behalf at the general meeting of the company to be held at 09:00 on Monday, 11 August 2003 or at any adjournment thereof, as follows:

	For	Against	Abstain
1. Special resolution number 1			
2. Special resolution number 2			
3. Ordinary resolution number 1			
4. Ordinary resolution number 2			
5. Ordinary resolution number 3			

*Mark with an "X" whichever is applicable. Unless otherwise directed the proxy will vote as he/she thinks fit.

Signed at ______________________ on ______________________ 2003

Member ______________________________

A member entitled to attend and vote at the abovementioned meeting is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and, on a poll, to vote in his/her stead.

Please read the notes on the reverse side of the form of proxy.

NOTES

1. On a poll a member is entitled to one vote for each share held.

2. Forms of proxy must be lodged at, posted to or faxed for attention Mr P Buys (+27 (11) 370 5390), Computershare Limited, 70 Marshall Street, Johannesburg, 2001, South Africa (PO Box 61051, Marshalltown, 2107, South Africa) to reach the Company by no later than 09:00 on Thursday, 7 August 2003.

3. If you have not dematerialised your shares or you have dematerialised your shares and selected own name registration in the sub-register:

   You may either attend the general meeting in person or complete and return the form of proxy in accordance with the instructions contained therein to the transfer secretaries.

4. If you have dematerialised your shares through a CSDP or broker and registered them in a name other than your own name:

   You must advise your CSDP or broker of your voting instructions on the proposed resolutions. However, should you wish to attend the general meeting in person, you will need to request your CSDP or broker to provide you with the necessary authority in terms of the custody agreement entered into with the CSDP or broker.



JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group")

Form of election

For completion by odd lot holders registered as such who have not dematerialised their JD Group ordinary shares.

Expressions used in this form of election shall, unless the context requires otherwise, bear the same meanings as in the circular to shareholders dated 18 July 2003.

Instructions

1. Odd lot shareholders who have dematerialised their JD Group ordinary shares should advise their CSDP or stockbroker as to what action they wish to take in terms of the agreement entered into between them and their CSDP or stockbroker. Such odd lot holders must **not** return this form of election to the transfer secretaries.
2. Odd lot holders registered as such who have not dematerialised their JD Group ordinary shares and who wish to make an election in terms of the odd lot offer should complete the details below in accordance with the instructions herein contained and lodge this form of election, together with all documents of title and a cheque or banker's draft (if applicable) and the form of surrender (pink) (if applicable), with the transfer secretaries, at the address set out below, so as to be received by not later than 12:00 on Friday, 29 August 2003. Forms of election sent by post to the transfer secretaries will not be accepted after 12:00 on Friday, 29 August 2003:

   Computershare Limited
   70 Marshall Street
   Johannesburg, 2001
   (PO Box 61051, Marshalltown, 2107)
3. **Certificated odd lot holders who do not complete and return this form of election by 12:00 on Friday, 29 August 2003 should note that their odd lot holdings will be acquired by JD Group at the offer price.**

PART 1 – Election in terms of the odd lot offer

OPTION A

Sale of [ ] JD Group ordinary shares to JD Group at the offer price for a total of R [ ]

OPTION B

Subscription for [ ] additional JD Group ordinary shares from JD Group at the offer price for a total of* R [ ]

OPTION C

Retain [ ] existing JD Group ordinary shares.

Indicate by means of an "X" the option elected.

* offer price will be determined in accordance with paragraph 3.2 of the circular to which this form of election is attached. The offer price will be announced on SENS on Wednesday, 6 August 2003 and published in the press on Thursday, 7 August 2003.

I/We elect to take up option:

A [ ] **B** [ ] **C** [ ]

If option A is elected

I/We hereby instruct you to post the cheque or effect the electronic transfer representing the proceeds of the sale of my/our odd lot holdings by post or electronic banking at my/our risk, to the address or account as set out in part 2 below. Where no address or account is specified, I/we confirm that payment will be posted or transferred to my/our address or account as reflected in the share register of JD Group.

If option B is elected

I/We enclose a cheque/banker's draft in South African currency in favour of "JD Group: Odd Lot Offer" (cash or postal orders are not acceptable) for the applicable amount set out above. I/We hereby instruct you to post the share certificate at my/our risk by registered post in respect of the JD Group ordinary shares subscribed for, to the address given below. Where no address is specified, I/we confirm that the share certificate will be posted to my/our address as reflected in the share register of JD Group.

PART 2 – To be completed by all odd lot holders

I/We hereby confirm my/our election above.

Surname	First names:
Title	
Signature of odd lot holder	Stamp and address of agent lodging this form (if any)
Assisted by me (if applicable)	
(State full name and capacity)	
Date	
Telephone number (Home) ( )	
Telephone number (Work) ( )	
Cell phone number	
E-mail address	
Postal address	

Electronic transfer information

Account name
Name of bank
Branch number
Bank account number
Type of account (cheque/savings)

PART 3 – To be completed by all emigrants from and non-residents of the common monetary area who have elected either Option A or Option B

Name of authorised dealer/bank
Address
Account number

Notes:

1. This form is to be used by registered odd lot holders who have not dematerialised their JD Group ordinary shares and who are recorded in the register at the close of business on Friday, 29 August 2003.
2. All odd lot holders completing and returning this form, other than those who elect to retain their odd lot holdings must also surrender all their existing share certificates using the attached form of surrender (pink).
3. Odd lot holders who have elected Option A or who have not made an election by 12:00 on Friday, 29 August will have the cheques or the electronic transfers, representing the proceeds of the sale of their odd lot holdings, posted or effected, at the risk of such odd lot holders, by post or electronic banking from Monday, 1 September 2003 or within five business days after surrender of their documents of title, whichever is the later.
4. Odd lot holders who have elected Option B will have new share certificates posted, at the risk of such odd lot holders, by registered post on Monday, 1 September 2003 or within five business days after the surrender of their documents of title, whichever is the latest.
5. Any alteration to this form of election must be signed in full and not initialled.
6. If this form of election is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form of election for noting (unless it has already been noted by the transfer secretaries).
7. Where the member is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of election must be submitted if so requested by the transfer secretaries.
8. Note 7 above does not apply in the event of this form of election bearing the stamp of a broking member of the JSE.
9. Where there are joint holders of any JD Group ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares need sign this form of election.



JD GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1981/009108/06)
Share code: JDG ISIN: ZAE000030771
("JD Group")

Form of surrender

For completion by all odd lot holders who have not dematerialised their JD Group ordinary shares

Expressions used in this form of surrender shall, unless the context requires otherwise, bear the same meanings as in the circular to ordinary shareholders dated 18 July 2003.

Instructions

1. This form of surrender must be completed by odd lot holders who have not dematerialised their JD Group ordinary shares and who elect either to sell their odd lot holdings or subscribe for additional shares in terms of the odd lot offer.

2. If this form of surrender is returned with the relevant documents of title before the odd lot offer is implemented, it will be treated as a conditional surrender which is made subject to the odd lot offer (details of which are set out in the circular to which this form is attached) being implemented. In the event of the odd lot offer not being implemented for any reason whatsoever, the transfer secretaries will, within five business days of the date upon which it becomes known that the odd lot offer will not be implemented, return the documents of title to the odd lot holders concerned by registered post at the risk of such odd lot holders.

4. Additional forms of surrender may be obtained from the transfer secretaries at the applicable addresses set out below.

5. Odd lot holders who have elected the subscription alternative will have new share certificates posted to them by registered post. Cheques or electronic transfers in respect of the sale of odd lot holdings will be posted/electronically transferred to odd lot holders on Monday, 1 September 2003 or within five business days after the surrender of their documents of title, whichever is the later.

6. Odd lot holders should complete the details below in accordance with the instructions herein contained and lodge this form of surrender, together with all documents of title and the attached form of election, with the transfer secretaries, at the address set out below, so as to be received by not later than 12:00 on Friday, 29 August 2003.

   Computershare Limited
   70 Marshall Street
   Johannesburg, 2001
   (PO Box 61051, Marshalltown, 2107)

I/We surrender and enclose, at my/our risk, the undermentioned documents of title.

Documents of title

Surname	First names:
Title	
Certificate numbers	Number of ordinary shares covered by each certificate
Total	
Signature of odd lot holder	
Stamp and address of agent lodging this form (if any)	
Assisted by me (if applicable)	
(State full name and capacity)	
Date	
Telephone number (home) ( )	
Telephone number (work) ( )	
Cell phone number	
E-mail address	
Postal address	

Notes:

1. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the requirements of the JSE, lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.
2. Any alteration to this form of surrender must be signed in full and not initialled.
3. If this form of surrender is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form for noting (unless it has already been noted by the transfer secretaries).
4. Where the odd lot holder is a company or a close corporation, unless it has already been registered with the transfer secretaries, a certified copy of the directors' or members' resolution authorising the signing of this form of surrender must be submitted if so requested by the transfer secretaries.
5. Note 4 above does not apply in the event of this form of surrender bearing the stamp of a broking member of the JSE.
6. Where there are joint holders of any JD Group ordinary shares, only that holder whose name appears first in the register in respect of such ordinary shares need sign this form of surrender.

Register to receive email alerts when new investor information becomes available from JD Group.

go to www.jdg.co.za


iPROXY

Online proxy voting and shareholder instructions processed by:

www.iproxy.co.za